EXHIBIT 99.2

Tongxin International, Ltd. Tongxin International Ltd. Reports Fiscal 2009 Year End Results

Revenues increased by 24% year-over-year to a record $121 million. Management will conduct a conference call at 8:00 A.M. Eastern Time, Tuesday, March 22, 2011

CHANGSHA, China – March 21, 2011 – Tongxin International Ltd., (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, today reported its unaudited results for its fiscal 2009 year end.

The Company has been delayed in filing its 2009 Form 20-F due to the process of reviewing and obtaining adequate documentation to support and determine the appropriate accounting treatment of certain related-party transactions between the Company’s subsidiary, Hunan Tonxgin, and a related party, Changsha Meihua Vehicle Manufacture Co., Ltd. (“Meihua”). As previously disclosed, we have determined that there was sufficient evidence to reasonably conclude that the accounting treatment of such related party transactions have been recorded correctly.

For the fiscal year ended December 31, 2009, the Company reported revenue of $121 million, representing a 24% increase from $98.4 million in the comparable period of 2008.  The increase in revenue was principally from its sales of EVBS to Chinese customers in the automotive commercial vehicle market. During 2009, Hunan Tongxin captured nearly 12% of the total China market for cabs in the commercial vehicle segment. The sale of individual components accounted for 25% of total revenue; unpainted cabs accounted for 18% of total revenue and finished cabs with compete interiors accounted for 13% of total revenue.  The sale of dies and moulds to other fabricators accounted for remaining 2% of total 2009 revenue.

The Company also reported, however, a net loss of $(16.8 million) for the year ended December 31, 2009, compared to net income of $20.5 million for the consolidated results of the prior year period ended December 31, 2008.  The 2009 net loss was primarily due to loss recognized from the change in fair value of the warrant liability and warrant exercise expenses. An extension of the warrants through April 30, 2012 was approved by the Company’s Board of Directors, as previously announced on Wednesday, March 9, 2011.

Cash and cash equivalents as of December 31, 2009 were $16.5 million compared to $11.3 million as of December 31, 2008.

Excluding the loss/gain recognized on the change in fair value of the warrant liability, and warrant exercise expenses, net income would have been $4.1 million in 2009 compared to $6.9 million in 2008, a decrease of $2.8 million.  The decrease in net income is due to the increase in SG&A expenses mainly from higher selling expenses, finance personnel and professional fees related to SOX/ERP projects.

William E. Zielke, Chief Executive Officer and Chief Administrative Officer of the Company, commented, “While we have made considerable efforts in the past year to strengthen our internal operations, we have also made considerable progress building our market position to become what we believe to  be the largest independent Chinese supplier of commercial EVBS. The Hunan Tongxin brand is well established and recognized for its high quality and reliable products, and we enjoy both brand name and trademark protection in the PRC.”

Mr. Zielke continued, “Our new management team intends to vigorously maintain our market leadership, even as we anticipate lower revenues for 2010. In 2009, we increased the number of our product programs and we intend to expand further the diversity of our products, while curbing our costs and expenses. Going forward, we are targeting the North American and European collision-parts after-markets, leveraging the cost advantages of our high quality components versus those of other international OEM suppliers.”

Conference Call Information

Management will conduct a conference call at 8:00 A.M. Eastern Time, on Tuesday, March 22, 2011. William E. Zielke, CEO of Tongxin International Ltd., will present opening remarks and Thomas Chang, VP of Finance will review the 2009 fiscal year end results.  Management will take questions from the audience at the end of the call. Domestic participants may dial (888) 567-1602 and international participants may dial (201) 604-5049 or toll free (800) 4747-4646 to listen to the live broadcast. Additionally, a live webcast will be available at http://www.visualwebcaster.com/event.asp?id=77626 Persons unable to participate in the live session may listen to a recording of the conference call, by dialing (888) 632-8973 domestically and (201) 499-0429 internationally. The code for playback is (82870613) followed by the # sign.

About Tongxin International Ltd.

Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 130 customers throughout 20 provinces in China and exports to Viet Nam. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.  www.txicint.com

Forward- Looking Statements

Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.'s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Investor Relations Contact:
Stanley Wunderlich
Consulting For Strategic Growth 1, Ltd.
Tel: 1-800-625-2236 ext. 7770
Email: info@cfsg1.com
Website: www.cfsg1.com

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
(amounts are expressed in thousands, except for share data and par value, and in U.S. $)

	December 31
	2009 (unadutied)	2008
ASSETS
Current assets:
Cash and cash equivalents	$16,493	$11,313
Restricted cash - security deposit	4,692	5,836
Notes receivable	5,769	2,939
Accounts receivable-trade, net of allowance for doubtful accounts of $2,957 and $3,856 respectively	10,204	10,214
Other receivable, net of allowance for doubtful accounts of $406 and $407, respectively	2,076	1,600
Due (to) from related parties, net of valuation allowance of $3,391 in 2009	(1,346)	17,313
Inventories	25,070	19,096
Prepaid expenses and other	421	1,331
Advance to suppliers	1,960	3,012
Deferred income tax assets	2,211	2,067
Total current assets	$67,549	$74,721
Investments in non-consolidated subsidiaries and affiliates	209	208
Property, plant and equipment, net of accumulated depreciation of $5,709 and $1,927, respectively	46,894	36,918
Land occupancy rights, net	13,194	9,633
Goodwill	36,880	36,696
Total assets	$164,727	$158,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,328	$15,201
Notes payable	4,692	5,836
Accrued expenses and other liabilities	6,867	7,393
Income taxes payable	17,257	17,418
Short-term loans payable	24,876	16,669
Short-term loans from shareholders	-	8,591
Warrant liability	11,649	452
Total current liabilities	$79,669	$71,560
Long-term liabilities:
Long-term loans payable	-	4,523
Deferred income tax liability	1,283	2,243
Other	-	25
Total liabilities	$80,952	$78,351

Commitments and contingencies

Shareholders’ equity:
Preferred stock - $0.001 par value, authorized 1,000,000 shares; none issued
Common stock - $0.001 par value, authorized 39,000,000 shares; 15,044,875 and 12,889,758 shares issued and 13,455,453 and 11,300,336 shares outstanding in 2009 and 2008, respectively	$15	$13
Additional paid-in-capital	97,420	77,081
Treasury stock, at cost - 1,589,422 common shares	(7,682)	(7,682)
Accumulated other comprehensive income	790	426
Retained earnings (deficit)	(6,769)	9,987
Total shareholders’ equity	$83,774	$79,825
Total liabilities and shareholders’ equity	$164,727	$158,176

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(amounts are expressed in thousands, except for share data and earnings per share, and in U.S. $)

	Successor Company		Predecessor Company
		For the Eight-Month	For the Four-Month
	Year Ended	Period From	Period From	Year Ended
	December 31,	May 1, 2008 to	January 1, 2008	December 31,
	2009 (unaudited)	December 31, 2008	to April 30, 2008	2007
Revenues	$121,071	$55,770	$42,588	$89,873

Cost of goods sold	105,421	47,207	36,310	69,865

Gross profit	15,650	8,563	6,278	20,008

Selling, general and administrative expenses	10,192	5,248	1,793	5,372
Operating income	5,458	3,315	4,485	14,636

Other income (expenses):
Gain on extinguishment of liability	-	-	4,034	-
Government subsidy income	1,173	469	212	-
(Loss) gain on warrants	(20,806)	13,535	-	-
Equity earnings from equity investee	-	-	-	19
Other	15	(90)	71	-
Interest expense	(1,753)	(1,095)	(1,607)	(1,723)
Total other income (expenses)	(21,372)	12,819	2,710	1,704

Income (loss) before income taxes	(15,914)	16,134	7,195	12,932

Income taxes expense	842	627	2,216	3,853

Net (loss) income	$(16,756)	$15,507	$4,979	$9,079

Other comprehensive income - foreign translation adjustment	$364	$426	$721	$940
Comprehensive (loss) income	$(16,392)	$15,933	$5,700	$10,019

Earnings (loss) per common share-basic	$(1.38)	$1.37	0.07	$0.13
Earnings (loss) per common share-diluted	$(1.38)	$1.37	0.07	$0.13
Weighted average shares outstanding - basic	11,846,273	11,294,633	72,521,705	72,521,705
Weighted average shares outstanding – diluted	11,846,273	11,294,633	72,521,705	72,521,705